REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Trustees
JNL Series Trust

Board of Managers
JNL Variable Fund LLC
JNLNY Variable Fund LLC:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Healthcare Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management JNL 5 Fund, JNL/Mellon Capital Management NASDAQ 15 Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management The Dow 10 Fund, JNL/Mellon Capital Management The S&P 10 Fund, JNL/Mellon Capital Management Value Line 25 Fund, JNL/Mellon Capital Management VIP Fund, JNL/Mellon Capital Management 25 Fund (NY), JNL/Mellon Capital Management Global 15 Fund (NY), JNL/Mellon Capital Management NASDAQ 15 Fund (NY), JNL/Mellon Capital Management Select Small-Cap Fund (NY), JNL/Mellon Capital Management The Dow 10 Fund (NY), JNL/Mellon Capital Management The S&P 10 Fund (NY), JNL/Mellon Capital Management Value Line 25 Fund (NY), (the Funds), complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2005, and during the period from July 31, 2005 (the date of our last examination) through September 30, 2005. Management is responsible for the Funds' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2005, and with respect to agreement of securities purchases and sales, for the period from July 31, 2005 through September 30, 2005, with respect to securities transactions:

1)   Examination  of  Mellon  Trust's  (the   "Custodian")   security   position
     reconciliations for all securities held by sub-custodians and in book entry form;

2) Confirmation of all securities, if any, which are hypothecated, pledged, placed in escrow, or out for transfer with brokers;

3)   Inspection  of  documentation  of  other   securities,   if  any,  held  in
     safekeeping by the custodian but not included in 1) and 2) above;

4) Reconciliation between the Funds' accounting records and the Custodian's records as of September 30, 2005, and verification of reconciling items;

5) Agreement of cash movement relating to pending trade activity for the Funds as of September 30, 2005, to the Custodian's records;

6) Agreement of trade tickets for five purchases and five sales for the period from July 31, 2005 through September 30, 2005, to the books and records of the Funds, noting they had been properly recorded and subsequently settled;

7) We reviewed the Mellon Trust Global Securities Services SAS 70 Report on Controls Placed in Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period from July 1, 2004 to June 30, 2005, and noted that no negative findings were reported in the areas of Safekeeping and Reconciliation; and

8) We inquired of the Custodian, who confirmed that all control policies and procedures detailed in the SAS 70 Report have remained in operation and functioned adequately from July 1, 2005 through September 30, 2005.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2005, and for the period from July 31, 2005 through September 30, 2005, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees and the Board of Managers of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP

Chicago, Illinois
December 19, 2005

December 19, 2005

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601



We are writing at your request to confirm our understanding that your examination of our assertion related to JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Healthcare Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management JNL 5 Fund, JNL/Mellon Capital Management NASDAQ 15 Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management The Dow 10 Fund, JNL/Mellon Capital Management The S&P 10 Fund, JNL/Mellon Capital Management Value Line 25 Fund, JNL/Mellon Capital Management VIP Fund, JNL/Mellon Capital Management 25 Fund (NY), JNL/Mellon Capital Management Global 15 Fund (NY), JNL/Mellon Capital Management NASDAQ 15 Fund (NY), JNL/Mellon Capital Management Select Small-Cap Fund (NY), JNL/Mellon Capital Management The Dow 10 Fund (NY), JNL/Mellon Capital Management The S&P 10 Fund (NY), JNL/Mellon Capital Management Value Line 25 Fund (NY), (collectively, the Funds), compliance with subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940 as of September 30, 2005, and from July 31, 2005 (the date of our last examination) through September 30, 2005, with respect to securities reflected in the investment accounts of the Funds, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1. Management has performed an evaluation of the Funds' compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

2. Management believes that, as of September 30, 2005, and from July 31, 2005, through September 30, 2005, the Funds were in compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management's responsibility for compliance with rule 17f-2 of the Investment Company Act of 1940.

Sincerely,

/s/ Mark Nerud

Mark Nerud
Vice President, Treasurer and Chief Financial Officer

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



     We, as members of management of the JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Healthcare Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management JNL 5 Fund, JNL/Mellon Capital Management NASDAQ 15 Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management The Dow 10 Fund, JNL/Mellon Capital Management The S&P 10 Fund, JNL/Mellon Capital Management Value Line 25 Fund, JNL/Mellon Capital Management VIP Fund, JNL/Mellon Capital Management 25 Fund (NY), JNL/Mellon Capital Management Global 15 Fund (NY), JNL/Mellon Capital Management NASDAQ 15 Fund (NY), JNL/Mellon Capital Management Select Small-Cap Fund
     (NY), JNL/Mellon Capital Management The Dow 10 Fund (NY), JNL/Mellon Capital Management The S&P 10 Fund (NY), JNL/Mellon Capital Management Value Line 25 Fund (NY), funds within JNL (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, CUSTODY OF INVESTMENTS BY REGISTERED MANAGEMENT INVESTMENT COMPANIES, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2005, and from July 31, 2005 (the date of our last examination), through September 30, 2005.

     Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2005, and from July 31, 2005 through September 30, 2005, with respect to securities reflected in the investment accounts of the Funds.

     JNL Series Trust
     JNL Variable Fund LLC
     JNL Variable Fund III LLC
     JNL Variable Fund V LLC
     JNLNY Variable Fund LLC


By:____/s/ Mark Nerud_________________
       Mark Nerud
       VICE PRESIDENT, TREASURER AND CHIEF FINANCIAL OFFICER